UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INDEPENDENT BANK GROUP, INC.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 45384B 106
(CUSIP Number) David R. Brooks 1600 Redbud Boulevard, Suite 400 McKinney, Texas 75069 (972) 562-9004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45384B 106	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 890,062
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 810,062
	10	SHARED DISPOSITIVE POWER 80,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)
The percentage is based on 18,870,312 shares of the Issuer’s common stock outstanding as of December 31, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2017.

SCHEDULE 13D
Filed Pursuant to Rule 13d-1(a)

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Mr. David R. Brooks (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on April 15, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 5, 2016 (“Amendment No. 1”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”).

ITEM	4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:
The issuance and sale of 400,000 shares of the Common Stock in November 2016 by the Issuer increased the number of shares of the Common Stock issued and outstanding following such issuance and sale. Such increase in the number of issued and outstanding share of the Common Stock, along with the sale by the Reporting Person of 63,923 shares of the Common Stock on November 10, 2016, caused the Reporting Person to be the beneficial owner of less than 5% of the issued and outstanding shares of the Common Stock. The Company granted 6,410 shares of the Common Stock to the Reporting Person pursuant to the Issuer’s 2013 Equity Incentive Plan, which shares vest in three equal annual installments and are subject to forfeitures upon the occurrence of certain events specified in the agreement underlying such grant. The number of shares of the Common Stock so sold by and granted to the Reporting Person did not and do not equal or exceed at any time 1% of the issued and outstanding shares of the Common Stock.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 890,062 shares of the Common Stock of the Issuer, representing approximately 4.7% of the class. The shares of Common Stock beneficially owned by the Reporting Person consist of 810,062 shares of the Common Stock owned directly by the Reporting Person, 80,000 shares of the Common Stock owned directly by trusts established for the benefit of the Reporting Person’s children, of which the Reporting Person and his wife are trustees, and 23,270 shares of Common Stock purchasable pursuant to warrants owned by the Reporting Person that are currently exercisable by the Reporting Person.

(b)    Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares of the Common Stock identified in response to Item 5(a) above, except that the Reporting Person has shared dispositive power with his wife over 80,000 shares of the Common Stock owned directly by trusts of which the Reporting Person and his wife are trustees.

(c)    Transactions Within the Past 60 Days. Except as discussed herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of the Common Stock, within sixty (60) days preceding the date hereof.

(d)    Certain Rights of Other Persons. Not applicable.

(e)    Date Ceased to be a 5% Owner. November 10, 2016.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE
After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.
Date: February 10, 2017

REPORTING PERSON:

/s/ David R. Brooks
David R. Brooks

Attention: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).